K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

March 7, 2025

VIA EDGAR

Christopher R. Bellacicco, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust File Nos. 333-180879 and 811-22704

Dear Mr. Bellacicco:

On behalf of our client, Cambria ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on January 30, 2025, related to Post-Effective Amendment No. 249 to the Trust’s registration statement on Form N-1A (Amendment No. 251 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 17, 2024, for the purpose of registering shares of the Cambria Fixed Income Trend ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Appendix A.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
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Christopher R. Bellacicco, Esq.

March 7, 2025

2.	Comment: The Staff notes the inclusion of private credit as a type of fixed income security listed in the first paragraph of the Fund’s principal investment strategy. Please supplementally explain how the Fund plans to gain exposure to private credit and what, if any, target the Fund has for such investments as a percentage of net assets.

Response: The Registrant notes that the Fund plans to gain exposure to private credit through investments in registered ETFs such as the SPDR® SSGA Apollo IG Public & Private Credit ETF. The Fund does not intend to invest in private credit directly. The Fund does not have a target allocation to this fixed income category; instead, as stated in the Fund’s principal investment strategy, the Fund will invest in each fixed income category using a quantitative model that compares current price trends across fixed income categories.

3.	Comment: The Staff notes the inclusion of sovereign debt as a type of fixed income security listed in the first paragraph of the Fund’s principal investment strategy. Please clarify the disclosure in the “Investment Policies and Restrictions” section of the Fund’s Statement of Additional Information (the “SAI”) to reflect that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes.

Response: The Registrant has made the requested change and added the following sentence to the explanatory note that accompanies the Fund’s concentration policy:

For purposes of this limitation, all sovereign debt of a single country will be considered investments in a single industry.

4.	Comment: Please add disclosure to the Fund’s principal investment strategy that explains what “fixed income categories” means.

Response: The Registrant has revised the beginning of the second sentence in the first paragraph of the Fund’s principal investment strategy, as follows, to clarify that the list of fixed income securities also represent the various fixed income categories in which the Fund may invest (new language in bold):

Fixed income securities include, but are not limited to, the following fixed income categories: U.S. government securities (securities issued or guaranteed by….

5.	Comment: Please add disclosure to the Fund’s principal investment strategy that explains what “price trend strength” means.

Response: The Registrant has made the requested change and replaced the final sentence of the second paragraph in the Fund’s principal investment strategy with the following:

The Fund will seek to invest in fixed income segments with prices in an uptrend, i.e., demonstrating price trend strength. Cambria uses its quantitative model to track trends across indices representing each fixed income category and selects the Fund’s investments based on the model’s analysis of both short-term and long-term price trend indicators.

Christopher R. Bellacicco, Esq.

March 7, 2025

6.	Comment: The Staff notes the inclusion of the following sentence in the last paragraph of the Fund’s principal investment strategy:

Cambria expects to adjust the Fund’s holdings at least quarterly to meet the investment criteria and target allocations (e.g., security weights) established by the Fund’s quantitative algorithm.

Consider including a portfolio turnover risk, if appropriate.

Response: The Fund’s portfolio turnover rate may be high, depending on market factors and the model’s analysis of short- and long-term price trend indicators. Accordingly, the Registrant has added the following portfolio turnover risk as a principal risk of investing in the Fund:

Portfolio Turnover Risk. The Fund’s strategy may frequently involve buying and selling portfolio securities to adjust the Fund’s exposure to various fixed income categories based on target allocations established by the Fund’s quantitative algorithm. Higher portfolio turnover may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover risk may cause the Fund’s performance to be less than you expect.

7.	Comment: Please consider rearranging the order in which the Fund’s principal risks are presented in the “Principal Risks” section to prioritize risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the Fund’s most significant risks, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Registrant believes that listing the risk disclosures alphabetically allows the Fund to be consistent in its presentation, provides better comparability for investors, and eliminates any subjective arguments as to the importance of certain risk disclosures. Accordingly, the Registrant respectfully declines to re-order the Fund’s principal risks.

The Registrant notes, however, that the following disclosure is included in the first paragraph under “Principal Risks” in the Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. The Fund’s principal risks are presented in alphabetical order to facilitate investors’ ability to identify particular risks and compare them with the risks of other funds.

Christopher R. Bellacicco, Esq.

March 7, 2025

8.	Comment: The Staff notes that the paragraph included under “Additional Information About the Fund’s Strategies” in Item 9 of the Prospectus states that more information about the Fund’s investments and risks is available in the Fund’s SAI, but the Item 9 disclosure does not discuss the Fund’s principal investment strategies. Please add disclosure discussing the Fund’s principal investment strategies in response to Item 9(b) of Form N-1A.

Response: The Registrant believes that the existing Item 4 description of the Fund’s principal investment strategies adequately describes how the Fund intends to achieve its investment objective by identifying the types of securities in which the Fund will invest principally and describing the strategies that the Fund will employ in selecting its investments. The Registrant does not believe there are additional details regarding the Fund’s principal investment strategy or its quantitative model that merit inclusion in the Item 9 section of the Fund’s Prospectus. Further, the Registrant respectfully declines to duplicate the Fund’s Item 4 principal investment strategy in the Item 9 section. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Fund’s principal investment strategies in the back half of the Prospectus. We note, however, that Item 9 of the Fund’s Prospectus includes additional detail about the Fund’s ability to invest in temporary defensive positions.

Statement of Additional Information

9.	Comment: Please add “or group of industries” to the Fund’s concentration policy as per Section 8(b)(1) of the Investment Company Act and Item 16(c) of Form N-1A.

Response: The Registrant has made the requested change and replaced the Fund’s concentration policy with the following:

The Fund will not concentrate its investments in issuers of a particular industry or group of industries.

* * * * *

Christopher R. Bellacicco, Esq.

March 7, 2025

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc: W. John McGuire, Esq.

Christopher R. Bellacicco, Esq.

March 7, 2025

Appendix A

Annual Fund Operating Expenses (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee[1]:	0.49%
Distribution and/or Service (12b-1) Fees:	0.00%
Acquired Fund Fees and Expenses[2,3]:	0.22%
Other Expenses[3]:	0.00%
Total Annual Fund Operating Expenses[2]:	0.71%

[1]	Pursuant to the Fund’s investment advisory agreement, the Fund pays the Adviser (defined below) a unitary management fee. The Adviser, in turn, bears all of the Fund’s expenses, except for the management fee, payments under the Fund’s 12b-1 plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expense and other extraordinary expenses (including litigation to which Cambria ETF Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto).

[2]	Total Annual Fund Operating Expenses may not correlate to the expense ratios in the Fund’s financial highlights because the financial highlights reflect only the Fund’s operating expenses and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

[3]	Based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that the operating expenses remain the same. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year:	Three Years:
$73	$230